UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 26, 2021
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI RELEASES 2020 SUITE OF REPORTS
HIGHLIGHTING STRATEGIC OBJECTIVES AND ESG COMMITMENT

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti”, “AGA”, the “Company” or the “Group”)

NEWS RELEASE

AngloGold Ashanti Releases 2020 Suite of Reports Highlighting Strategic Objectives
and ESG Commitment
(JOHANNESBURG) – NEWS RELEASE - AngloGold Ashanti today issued its suite of annual reports for 2020, highlighting its delivery on strategic objectives and its commitment to continued focus on its environmental, social and governance (ESG) performance.

Over the course of 2020 – a year in which the COVID-19 pandemic caused disruption across the world – the quality of AngloGold Ashanti’s portfolio improved, the Obuasi Redevelopment
Project made steady progress to completion, net additions were made to both Ore Reserve and Mineral Resource, net debt fell to its lowest level in a decade and the dividend increased more than fivefold.

“I’m pleased to say our leadership and employees responded as we always hoped they would in a crisis; steady under pressure and faithfully adhering to our values in adapting to new challenges in a rapidly evolving operating environment,” said Maria Ramos, AngloGold
Ashanti’s Chairperson. The Company delivered a “solid performance, but we’re mindful that there is much to do to narrow the value gap that persists versus many of our international gold-mining peers.”

“The Board of directors has identified areas for improvement”, Ramos said, including in cash conversion, overall cost management and the crucial area of safety, after a period of almost two years without a fatal accident ended in early 2020. In addition, the search for a new CEO is ongoing, with a thorough process underway that is considering internal and external candidates.

The Company’s suite of reports released today include its Integrated Report, Annual
Financial Statements, Sustainability Report and Mineral Resource & Ore Reserve Report,
which together provide a detailed view of the business, including its ore bodies, the cost and production outlook, progress in achieving its key strategic objectives and also its overall ESG performance.

“The fundamental performance of the business was strong in 2020, which was a pivotal year for us,” said Christine Ramon, Interim CEO. “The trimmed down portfolio allows us to focus our capital on high return, longer life opportunities.”

AngloGold Ashanti has outlined a plan to grow production to between 3.2Moz and 3.6Moz by
2025, mainly from brownfields projects in its existing suite of assets. Additional production in the latter years is expected from two Colombian projects that will be presented to the Board for approval later this year.

The Sustainability Report provides a comprehensive overview of AngloGold Ashanti’s relationships with stakeholders and its ESG performance and track record, a crucial element in securing the social licence to operate in the communities where its ore bodies are located.
The report also outlines the Company’s environmental performance, including the progress toward providing new carbon emission targets later this year along with an updated Climate strategy.

“Across all of this is our commitment to ESG. We’ve seen in countless ways how this mutually reinforcing cycle creates value for a wide range of stakeholders. It makes our communities stronger, makes our jobs more fulfilling, and is good for shareholders, too,” said
Ramon. “The product of this equation is clear – more efficient operations, with lower risk profiles, more supportive communities, and increased access to growth opportunities.”

“The Board of directors and management team are committed to achieving net zero emissions, in line with the Paris Agreement, and will chart a pathway to achieving that goal once the new climate strategy is finalised”, Ramon said.

The Mineral Resource & Ore Reserve Report provides detail on a strong exploration performance in 2020, the first year of a dedicated initiative to focus investment on increasing
Ore Reserve. The Company added 6.1Moz of new gold Ore Reserve during 2020, more than replacing depletion caused by mining, and extending the reserve life of the portfolio to
11 years.

ENDS
Johannesburg
26 March 2021

JSE Sponsor: The Standard Bank of South Africa Limited
CONTACTS
Media
Chris Nthite
General inquiries
+27 11 637 6388/ +27 83 301 2481
cnthite@anglogoldashanti.com
media@anglogoldashanti.com
Investors
Sabrina Brockman
+1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com
Yatish Chowthee
Fundisa Mgidi
+27 11 637 6273 / +27 78 364 2080
+27 11 637 6763 / +27 82 821 5322
yrchowthee@anglogoldashanti.com
fmgidi@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding
AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct.
Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the
COVID-19 pandemic), and other business and operational risks and other factors. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F, which have each been filed with the United States Securities and Exchange Commission (SEC).
These factors are not necessarily all of the important factors that could cause AngloGold
Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-
looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to
AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The information contained in this announcement has not been reviewed or reported on by
AngloGold Ashanti’s external auditors.

Non-GAAP financial measures

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-
GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website:
www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2021
By: /s/ MML MOKOKA
Name: MML Mokoka
Title: Company Secretary
AngloGold Ashanti Limited